Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: SOMPO JAPAN INSURANCE INC.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

November 19, 2009

Corporate Name:	SOMPO JAPAN INSURANCE INC.
Name of the Representative:	Masatoshi Sato President and CEO
(Code Number: 8755	TSE, OSE, NSE, SSE and FSE)

Announcement regarding Convocation of Extraordinary Shareholders Meeting and Partial Changes to the Articles of Incorporation

SOMPO JAPAN INSURANCE INC. (President and Chief Executive Officer: Masatoshi Sato) (the “Company”) and NIPPONKOA Insurance Co., Ltd. (President and Chief Executive Officer: Makoto Hyodo) (“NIPPONKOA”) (collectively, the “Parties”), as announced on March 13, 2009, July 29, 2009 and October 30, 2009, subject to shareholder approval at a shareholders’ meeting of each of the Parties and to other conditions such as regulatory approvals, plan to implement a statutory share exchange (kabushiki-iten) (the “Share Exchange”) whereby the Parties will jointly establish a holding company, “NKSJ Holdings, Inc.”, on April 1, 2010 which will own 100% shares of each of the Parties as a result of the business integration (the “Business Integration”).

At the meeting of the board of directors of the Company held today, the Company passed a resolution to call an extraordinary shareholders’ meeting to seek for approval of the Business Integration and partial changes to the Articles of Incorporation of the Company (the “Extraordinary Shareholders’ Meeting”), with details as follows:

1.	Date, Time and Place of and Proposals to be Addressed at the Extraordinary Shareholders’ Meeting

(1)	Date, Time and Place of the Extraordinary Shareholders’ Meeting

Date and Time:	December 22, 2009 (Tuesday) at 10 a.m.
Place:	Head Office of the Company, 1-26-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

(Note: Date and time may be changed if required by any unavoidable circumstances that may arise in taking steps to effect the Share Exchange.)

(2)	Proposals to be Addressed at the Extraordinary Shareholders’ Meeting

Proposal No. 1	Approval of Share Exchange Plan (kyodo-kabushiki-iten-keikaku) of the Company and NIPPONKOA Insurance Company, Limited

Proposal No. 2	Changes to the Articles of Incorporation of the Company

2.	Reasons, Details and Schedule of Changes to the Articles of Incorporation

(1)	Reasons for changes to the Articles of Incorporation

At the Extraordinary Shareholders’ Meeting, upon the completion of the procedures for the Share Exchange following approval of Proposal No. 1 as proposed, a shareholder of the Company will become a shareholder of NKSJ Holdings, Inc., the wholly owning parent company to be incorporated as at April 1, 2010 (scheduled), which will result in NKSJ Holdings, Inc. becoming the sole shareholder of the Company.

As a result of the change mentioned above, the fixture of record date for exercise of voting rights of Annual General Shareholders’ Meeting will become unnecessary, and accordingly, the Company moves to propose that Article 13 of current Articles of Incorporation be deleted so that, in principle, the shareholders as of the date of the General Shareholders’ Meeting shall be entitled to exercise voting rights at that meeting, and consequently the numbering of Article 14 and the succeeding articles of the current Articles of Incorporation shall be moved to one lower number each.

The resolution of this Proposal shall take effect as at March 31, 2010, on condition that Proposal No.1 is approved as proposed, and that the Share Exchange Plan (kyodo-kabushiki-iten-keikaku) which is the subject of approval of Proposal No. 1 has not ceased to be effective and the Share Exchange has not been suspended or cancelled by the day immediately preceding March 31, 2010.

(2)	Details of changes to the Articles of Incorporation

Details of changes are as provided below:

Comparison of Current Provisions and New Provisions

(Altered passages are underlined.)

Current Provisions	New Provisions

(Record Date for General Shareholders’ Meeting) Article 13 The record date of voting rights at the general shareholders’ meeting of the Company is March 31 of each year.	(Deleted)

From Article 14 to Article 43 (Omitted)	From Article 13 to Article 42 (Unchanged)

(3)	Schedule of changes to the Articles of Incorporation

Date of a general shareholders’ meeting for changes to the Articles of Incorporation:	December 22, 2009
Effective date of the changes to the Articles of Incorporation:	March 31, 2010

END

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN and NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been or may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

SOMPO JAPAN INSURANCE INC.

26-1, Nishi-Shinjuku 1-chome, Shinjuku

Tokyo, Japan 160-8338

Investor Relations Office

Corporate Planning Department

Shinichi Hara

Tel: 81-3-3349-3913

E-mail: SHara1@sompo-japan.co.jp

URL: http:///www.sompo-japan.co.jp